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Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com

April 13, 2011

VIA EDGAR FILING

Perry J. Hindin

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	UCI Medical Affiliates, Inc.
Schedule TO-T filed March 31, 2011 by BlueChoice HealthPlan of
South Carolina, Inc. and Blue Cross and Blue Shield of South Carolina
File No. 005-36925

Dear Mr. Hindin:

On behalf of our clients, BlueChoice HealthPlan of South Carolina, Inc. (“Purchaser”) and Blue Cross and Blue Shield of South Carolina (“Parent”), we are providing this letter to you in response to the Comment Letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 8, 2011 (the “Comment Letter”) relating to the filing referenced above. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below in bold the original text of the Staff’s comments, and have included Purchaser and Parent’s responses immediately following such comments. Additionally, Purchaser and Parent are simultaneously filing Amendment No. 1 to the Schedule TO-T (“Amendment No. 1”) in response to the Comment Letter.

Offer to Purchase

General

1.

We note the disclosure on page 3 indicating that the tender offer is not the first step in a going-private transaction. In light of such disclosure, please advise why page ii contains the legend required by Exchange Act Rule 13e-3(e)(1)(iii) and page 10 refers to the disclosure included on that and

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

April 13, 2011

subsequent pages as “Special Factors,” a requirement of Exchange Act Rule 13e-3(e)(1)(ii).

Response: Purchaser and Parent continue to believe that the tender offer is not a going-private transaction within the meaning of Rule 13e-3 of the Securities Exchange Act of 1934, as amended. Although the legend and “Special Factors” heading is the type of disclosure required by Rule 13e-3, Purchaser and Parent believed that providing the disclosure in this format would be beneficial to shareholders of the Company given the nature of this transaction.

Available Information, page iii

2.

Please revise to omit the disclaimer language that the bidder and other persons referenced in this section take no responsibility for the accuracy or completeness of information contained in the Offer to Purchase with respect to UCI Medical Affiliates, Inc. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion.

Response: In Amendment No. 1, Purchaser and Parent have responded to the Staff’s comment by deleting the first full paragraph on page iv of the Offer to Purchase and replacing it in its entirety with the following paragraph:

“None of Parent, the Purchaser, the Information Agent or the Depositary has independently verified the accuracy or completeness of the information concerning UCI Medical Affiliates, Inc. provided by UCI Medical Affiliates, Inc. or contained in the periodic reports, documents and records referred to herein and has not verified any failure by UCI Medical Affiliates, Inc. to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.”

Dissenters’ Appraisal Rights, page 16

3.

It is the bidder’s responsibility to summarize accurately. Please revise the second paragraph on page 16 to delete the sentence indicating that the discussion of dissenters’ rights is not a complete statement of law and is qualified in its entirety by reference to Schedule C. You can direct investors to read Schedule C for a more complete discussion.

Response: In Amendment No. 1, Purchaser and Parent have responded to the Staff’s comment by amending the Offer to Purchase to delete the sentence referenced in the Staff’s comment above and replace it in its entirety with the following sentence:

“For a more complete statement of the law pertaining to appraisal rights under Delaware law, you should review Section 262 of the Delaware General Corporation Law, the full text of which is set forth in Schedule C hereto.”

April 13, 2011

Conditions of the Offer, page 32

4.

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not several of the offer conditions have been triggered appears to remain in the bidder’s sole discretion, the assertion of offer conditions appears to be within the exclusive control of the bidder. For example, we refer you to condition (B)(i)(b) and (c) and (B)(iii). Because the bidder has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the bidder’s discretion may be judged.

Response: In Amendment No. 1, Purchaser and Parent have responded to the Staff’s comment by amending the Offer to Purchase to add the underlined words to clauses (B)(i)(b), (B)(i)(c) and (B)(iii) set forth under “The Offer – Section 12 – Conditions to the Offer,” as follows:

(B)(i)(b): “seeking to, or which in our reasonable judgment is likely to, restrain or prohibit in any material respect the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or a material portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or a material portion of our business or assets or that of the Company or any of our or the Company’s respective subsidiaries”;

(B)(i)(c): “seeking to, or which in our reasonable judgment is likely to, impose or confirm material limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares including, without limitation, the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to the Company’s stockholders”;

(B)(iii): “in our reasonable judgment, there shall have occurred and be continuing a Company Material Adverse Effect (as defined below);”

Additionally, in Amendment No. 1, Purchaser and Parent have amended the Offer to Purchase by deleting the words “sole discretion” in the first sentence of the last paragraph set forth under “The Offer – Section 12 – Conditions to the Offer” and replacing them with the words “reasonable judgment.”

5.

We note the disclosure in the last paragraph of this section relating to the bidder’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidder fails to assert the condition, it will not lose the right to assert the condition at a later time.

April 13, 2011

Please note that when a condition is triggered and the bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder’s understanding on both points in your response letter.

Response: Purchaser and Parent confirm their understanding of both of the Staff’s positions described in the comment above.

6.

We also note the disclosure in the same paragraph that the bidder may assert the conditions listed in this section regardless of the circumstances giving rise to such conditions, including any action or omission by any member of the Purchaser Group. Such language suggests that the bidder has control over the triggering of a condition and creates the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise accordingly.

Response: In Amendment No. 1, Purchaser and Parent have responded to the Staff’s comment by amending this disclosure in the Offer to Purchase to delete the words “(including any action or omission by any member of the Purchaser Group).”

Miscellaneous, page 35

7.

The disclosure in this section indicates that “[t]he Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction” (emphasis added). If this language is intended to apply to holders of Shares located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the bidder is complying with the all-holders provision in Rule 14d-10 or revise the disclosure here consistent with the rule.

Response: In Amendment No. 1, Purchaser and Parent have responded to the Staff’s comment by amending the Offer to Purchase to delete the first paragraph set forth under “The Offer – Section 15 – Miscellaneous” and replace it in its entirety with the following paragraph:

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. state in which the making of the

April 13, 2011

Offer or acceptance thereof would not be in compliance with the laws of such state. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid U.S. state statute. If we become aware of any valid U.S. state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with such U.S. state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, holders of Shares in the relevant U.S. state.”

The Offer to Purchase has also been amended to delete the second full paragraph on page ii and replace it in its entirety with the following paragraph:

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state.”

Closing Comments

As requested in the Comment Letter, on behalf of each of Purchaser and Parent, we hereby acknowledge that:

—	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (404) 881-7794.

Sincerely,

/s/ Randolph A. Moore III

Randolph A. Moore III